Exhibit 99.1

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

Corporación América Airports S.A.

CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

For the three and six-month period ended June 30, 2021 and 2020

R.C.S. Luxembourg B 174.140

4, rue de la Grève

L-1643, Luxembourg

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

		For the three-month period ended June 30,		For the six-month period ended June 30,
		2021	2020	2021	2020
	Notes	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	4	135,264	81,727	279,099	378,865
Cost of services	5	(137,400)	(135,530)	(280,463)	(366,935)
Gross (loss)/income		(2,136)	(53,803)	(1,364)	11,930
Selling, general and administrative expenses	6	(23,433)	(22,957)	(43,174)	(56,827)
Impairment loss of non-financial assets	10	(75)	-	(75)	(4,490)
Other operating income	7	(107)	1,092	1,631	4,635
Other operating expenses	7	(1,495)	(441)	(11,224)	(853)
Operating loss		(27,246)	(76,109)	(54,206)	(45,605)
Share of loss in associates		(891)	(3,415)	(1,347)	(4,264)
Loss before financial results and income tax		(28,137)	(79,524)	(55,553)	(49,869)
Financial income	8	8,828	8,692	16,024	17,136
Financial loss	8	(15,271)	(48,407)	(57,586)	(101,854)
Inflation adjustment	8	1,237	(3,200)	(3,455)	(5,081)
Loss before income tax		(33,343)	(122,439)	(100,570)	(139,668)
Income tax	9	(22,101)	46,653	(23,114)	37,660
Loss for the period		(55,444)	(75,786)	(123,684)	(102,008)
Attributable to:
Owners of the parent		(33,974)	(55,431)	(78,688)	(70,531)
Non-controlling interests		(21,470)	(20,355)	(44,996)	(31,477)
		(55,444)	(75,786)	(123,684)	(102,008)

Earnings per share attributable to the owners of the parent
Weighted average number of ordinary shares (thousands)		160,612	160,022	160,381	160,022

Basic and diluted earnings per share		(0.21)	(0.35)	(0.49)	(0.44)

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021	2020	2021	2020
	Unaudited	Unaudited	Unaudited	Unaudited
Loss for the period	(55,444)	(75,786)	(123,684)	(102,008)

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit obligations	30	(324)	240	(4)

Items that may be reclassified to profit or loss:
Share of other comprehensive loss from associates	148	(157)	(171)	(421)
Currency translation adjustment	28,389	(11,635)	44,250	(40,836)
Other comprehensive income/(loss) for the period, net of income tax	28,567	(12,116)	44,319	(41,261)
Total comprehensive loss for the period	(26,877)	(87,902)	(79,365)	(143,269)
Attributable to:
Owners of the parent	(14,153)	(61,606)	(46,799)	(92,005)
Non-controlling interests	(12,724)	(26,296)	(32,566)	(51,264)
	(26,877)	(87,902)	(79,365)	(143,269)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED cONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Notes	At June 30, 2021 Unaudited	At December 31, 2020 Audited
ASSETS
Non-current assets
Intangible assets, net	10	2,725,995	2,616,484
Property, plant and equipment, net		79,371	80,833
Right-of-use assets		12,818	13,448
Investments in associates		4,007	5,336
Other financial assets at fair value through profit or loss		7,775	3,614
Other financial assets at amortized cost		2,609	2,609
Deferred tax assets		79,647	73,038
Other receivables		72,465	89,962
Trade receivables		188	334
		2,984,875	2,885,658
Current assets
Inventories		8,781	8,015
Other financial assets at fair value through profit or loss		58,479	53,347
Other financial assets at amortized cost		18,170	20,554
Other receivables		74,132	79,550
Current tax assets		14,449	18,415
Trade receivables		59,083	59,081
Cash and cash equivalents	11	210,284	281,031
		443,378	519,993
Total assets		3,428,253	3,405,651

EQUITY	14
Share capital		163,223	163,223
Share premium		183,430	183,430
Treasury shares		(5,012)	(6,145)
Free distributable reserve		378,910	378,910
Non-distributable reserve		1,358,028	1,358,028
Currency translation adjustment		(385,485)	(417,272)
Legal reserves		1,081	176
Other reserves		(1,322,840)	(1,321,142)
Retained earnings		71,276	150,202
Total attributable to owners of the parent		442,611	489,410
Non-controlling interests		283,952	315,876
Total equity		726,563	805,286

LIABILITIES
Non-current liabilities
Borrowings	12	1,098,734	1,128,407
Deferred tax liabilities		201,084	171,289
Other liabilities	13	789,364	728,746
Lease liabilities		8,940	10,207
Trade payables		8,137	9,162
		2,106,259	2,047,811
Current liabilities
Borrowings	12	240,952	216,410
Derivative financial instruments liabilities		230	-
Other liabilities	13	221,201	180,813
Lease liabilities		3,615	3,477
Current tax liabilities		590	1,002
Trade payables		128,843	150,852
		595,431	552,554
Total liabilities		2,701,690	2,600,365
Total equity and liabilities		3,428,253	3,405,651

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the parent
	Share capital	Share premium	Treasury shares	Free distributable reserves	Non- distributable reserves	Legal reserves	Currency translation adjustment	Other reserves	Retained earnings (1)	Total	Non- controlling interests	Total
Balance at January 1, 2021	163,223	183,430	(6,145)	378,910	1,358,028	176	(417,272)	(1,321,142)	150,202	489,410	315,876	805,286
Loss for the period	-	-	-	-	-	-	-	-	(78,688)	(78,688)	(44,996)	(123,684)
Other comprehensive income for the period	-	-	-	-	-	-	31,787	102	-	31,889	12,430	44,319
Transfer to legal reserve	-	-	-	-	-	905	-	-	(905)	-	-	-
Transfer of treasury shares to key employees (Note 14.a)	-	-	1,133	-	-	-	-	(1,800)	667	-	-	-
Changes of non-controlling interests	-	-	-	-	-	-	-	-	-	-	642	642
Balance at June 30, 2021	163,223	183,430	(5,012)	378,910	1,358,028	1,081	(385,485)	(1,322,840)	71,276	442,611	283,952	726,563

Balance at January 1, 2020	160,022	180,486	-	385,055	1,351,883	176	(392,101)	(1,324,887)	403,255	763,889	434,725	1,198,614
Loss for the period	-	-	-	-	-	-	-	-	(70,531)	(70,531)	(31,477)	(102,008)
Other comprehensive loss for the period	-	-	-	-	-	-	(21,473)	(1)	-	(21,474)	(19,787)	(41,261)
Changes of non-controlling interests	-	-	-	-	-	-	-	44	-	44	14	58
Balance at June 30, 2020	160,022	180,486	-	385,055	1,351,883	176	(413,574)	(1,324,844)	332,724	671,928	383,475	1,055,403

(1)  Retained Earnings calculated according to Luxembourg Law are disclosed in Note 15.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		For the six-month period ended June 30,
	Notes	2021 Unaudited	2020 Unaudited
Cash flows from operating activities
Loss for the period		(123,684)	(102,008)
Adjustments for:
Amortization and depreciation		78,734	104,924
Deferred income tax	9	21,603	(37,562)
Income tax accrued	9	1,511	(98)
Share of loss in associates		1,347	4,264
Impairment loss of non-financial assets	10	75	4,490
Loss/(gains) on disposals of property, plant and equipment		45	(11)
Unpaid concession fees		31,260	29,802
Low value, short term and variable lease payments		(416)	(753)
Changes in liability for concessions	8	46,217	23,593
Interest expenses	8	59,870	39,569
Other financial results, net		(11,713)	(5,450)
Net foreign exchange	8	(53,823)	26,674
Other accruals		3,418	95
Inflation adjustment		(5,794)	9,129
Government grants		2,936	-
Acquisition of intangible assets		(42,240)	(73,909)
Income tax paid		(1,487)	(11,106)
Changes in working capital	17	(683)	(13,878)
Net cash provided by/(used in) operating activities		7,176	(2,235)

Cash flows from investing activities
Cash contribution in associates		(189)	(655)
Net acquisition of subsidiaries	15.b	10	-
Acquisition of other financial assets		(19,972)	(5,161)
Disposals of other financial assets		12,781	40,106
Purchase of property, plant and equipment		(4,473)	(4,039)
Acquisition of intangible assets		(160)	(211)
Proceeds from fixed assets disposals		139	11
Other		592	(650)
Net cash (used in)/provided by investing activities		(11,272)	29,401

Cash flows from financing activities
Proceeds from borrowings	12	90,879	44,071
Guarantee deposits		(1,194)	(730)
Principal elements of lease payments		(2,322)	(1,974)
Loans paid	12	(110,421)	(38,938)
Interest paid	12	(35,036)	(26,191)
Debt renegotiation expenses	12	(552)	(7,748)
Debt renegotiation premium		-	(4,670)
Other		(4)	-
Net cash used in financing activities		(58,650)	(36,180)

Decrease in cash and cash equivalents		(62,746)	(9,014)

Movements in cash and cash equivalents
At the beginning of the period		281,031	195,696
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents		(8,001)	(6,456)
Decrease in cash and cash equivalents		(62,746)	(9,014)
At the end of the period	11	210,284	180,226

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2020.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1	General information and significant event of the period
2	Basis of presentation and accounting policies
3	Segment information
4	Revenue
5	Cost of services
6	Selling, general and administrative expenses
7	Other operating results
8	Financial results, net
9	Income tax
10	Intangible assets, net
11	Cash and cash equivalents
12	Borrowings
13	Other liabilities
14	Equity
15	Contingencies, commitments and restrictions on the distribution of profits
16	Related party balances and transactions
17	Cash flow disclosures
18	Fair value measurement of financial instruments
19	Subsequent events

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

1            General information and significant event of the period

1.1 General information

Corporación América Airports S.A. (the “Company” or “CAAP”) is a holding company primarily engaged through its operating subsidiaries in the acquisition, development and operation of airport concessions. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”.

The Company’s shares trade on the New York Stock Exchange (“NYSE”) under the symbol “CAAP”.

The Company was formed as a private limited liability company under the laws of the Grand Duchy of Luxembourg on December 14, 2012. The Company is ultimately controlled by Southern Cone Foundation (“SCF”), a foundation organized under the laws of the Principality of Liechtenstein. The address of its registered office is in Vaduz.

The Group currently has operations in Argentina, Brazil, Uruguay, Armenia, Italy, Ecuador and Peru.

A list of the principal Group’s subsidiaries is included in Note 2 of the Consolidated Financial Statements as of December 31, 2020.

These condensed consolidated interim financial statements have been approved for issuance by the Company on August 18, 2021.

1.2 Significant event of the period – Covid-19 pandemic

As of June 30, 2021, Covid-19 virus outbreak continues to disrupt the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. The current health crisis is having and will likely continue to have, a negative impact on passenger traffic levels and air traffic operations.

CAAP total passenger traffic as of June 30, 2021 was down 32% compared to the same period in 2020 with 12 million passengers served (17.6 passengers served in 2020).

Main CAAP’s actions taken in response to Covid-19 crisis are included in Note 1.2.1 of the Consolidated Financial Statements as of December 31, 2020.

Several measures to mitigate the effect of the pandemic continue to be implemented to the extent passenger traffic levels and air traffic operations are affected.

Considering that the Covid-19 pandemic is complex and its evolution is uncertain, the full extent to which the Coronavirus will impact the Group’s business, results of operations, financial position and liquidity is unknown.

Management continuously monitors the Group’s performance through passenger and cargo traffic indicators, revenue and cost evolution, liquidity projections and scenario planning. The result of this continued review will determine the Group’s response strategy. These processes require the use of various internal and external reference points for its projections including estimates from industry associations such as the Airport Council International (“ACI”) and the International Air Transport Association (“IATA”), which expect to see signs of recovery towards the second half of 2021 following Covid-19 vaccination campaigns.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies

Basis of presentation

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2020. These policies have been consistently applied to all the periods presented, unless otherwise stated. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Elimination of all material intercompany transactions and balances between the Company and the other companies and their respective subsidiaries have been made.

The preparation of Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

In the preparation of these Condensed Consolidated Interim Financial Statements, the significant areas of judgment by management in the application of the Group’s accounting policies and the main areas of assumptions and estimates are consistent with those applied in the Consolidated Financial Statements for the year ended December 31, 2020.

Assets and liabilities are classified as current if settlement is expected within 12 months.

There were no changes in valuation techniques during the period and there were no changes in risk management policies since the end of the year ended December 31, 2020.

Application of IAS 29 in financial reporting of Argentine subsidiaries and associates

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. Accordingly, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

Under the terms of IAS 29, the Group understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy for accounting purposes as from July 1, 2018, and, accordingly, it has applied IAS 29 as from that date in the financial reporting of its subsidiaries and associates with the Argentine peso as functional currency.

The estimated price index as of June 30, 2021 was 483.72 (385.88 as of December 31, 2020) and the conversion factor derived from the indexes for the six-month period ended June 30, 2021, was 1.25.

Comparative amounts are the figures presented as current year amounts in the relevant prior year consolidated financial statements, according to IAS 21, considering that they were translated into the currency of a non- hyperinflationary economy.

The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the inflation adjustments required by IAS 29 will lead to a difference because the rate at which the hyper-inflationary currency depreciates against a stable currency is rarely equal to the rate of inflation.

The inflation adjustment and the translation of comparative amounts in the current period is included in Other comprehensive income/(loss) for the period line.

This re-translation changes every prior reported quarterly consolidated statement of income in U.S. dollars, as a result, the impact of quarterly inflation adjustments and quarterly translation adjustments vary the results of operation quarter to quarter until year end.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

2            Basis of presentation and accounting policies (Cont.)

New and amended standards adopted by the group

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

3            Segment information

Operating segments are components of an enterprise where separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision maker (“CODM”) is its Board of Directors. The Group’s operating segments are managed separately because each operating segment represents a strategic business unit providing airport and non-airport services to clients in different countries. The Group’s reportable operating segments are the seven countries in which the Group currently operates, which are Argentina, Brazil, Uruguay, Armenia, Ecuador, Italy and Peru.

Within each reportable segment, the Group develops and operates airport concessions (“Airports”) and provides other services not directly related to airport concessions (“Others”).

Assets, liabilities and results of sub-holding and/or holding companies are not allocated and are reported within the “Unallocated” column. This column also includes head office and group services.

The elimination of any intersegment revenues and other significant intercompany operations are included in the “Intrasegment Adjustments” column.

The information regarding the Group’s reportable operating segments is consistent with the information presented in Notes 2.W and 4 included in our audited Consolidated Financial Statements for the year ended December 31, 2020 and should be read in conjunction with them.

The performance of each reportable segment is measured by its adjusted EBITDA, defined, with respect to each segment, as net income before financial income, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment (“Adjusted EBITDA”). The Adjusted EBITDA does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of the airports concessions.

In addition, the CODM considers each reportable segment’s Adjusted EBITDA before Construction services margin as a relevant performance measure.

Adjusted EBITDA excluding Construction services is defined, with respect to each segment, as net income before construction services revenue, financial income, construction services cost, financial loss, inflation adjustment, income tax expense, depreciation and amortization for such segment. The Adjusted EBITDA excluding construction services revenue and construction services cost does not exclude the amortization of the intangible asset related to the fixed fee payable to the corresponding governments for the operation of airports concessions.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended June 30, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment adjustments	Unallocated	Total
Aeronautical revenue	14,449	-	3,999	-	2,060	-	9,490	9,996	5,711	-	-	-	45,705
Non-aeronautical revenue
Commercial revenue	45,391	42	7,511	-	4,068	4,540	8,966	3,967	3,772	-	(2,190)	478	76,545
Construction service revenue	4,664	-	-	-	2,005	-	424	-	5,557	-	-	-	12,650
Other revenue	-	-	-	-	8	-	-	-	356	-	(140)	140	364
Cost of services	(67,290)	(16)	(14,475)	-	(10,350)	(3,041)	(10,449)	(10,274)	(20,376)	-	1,907	(3,036)	(137,400)
Gross (loss) / profit	(2,786)	26	(2,965)	-	(2,209)	1,499	8,431	3,689	(4,980)	-	(423)	(2,418)	(2,136)
Selling, general and administrative expenses	(8,388)	(35)	(2,564)	(99)	(1,573)	(369)	(2,404)	(2,438)	(3,232)	-	423	(2,754)	(23,433)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(75)	-	-	-	(75)
Other operating income	1,761	-	(2,740)	-	36	-	27	1	808	-	-	-	(107)
Other operating expenses	(229)	-	(1,062)	-	(29)	(1)	(172)	(2)	-	-	-	-	(1,495)
Operating (loss)/ income	(9,642)	(9)	(9,331)	(99)	(3,775)	1,129	5,882	1,250	(7,479)	-	-	(5,172)	(27,246)
Share of loss in associates	-	-	-	-	-	-	-	-	91	(982)	-	-	(891)
Amortization and depreciation	18,522	-	2,413	-	3,053	253	3,460	1,950	2,987	-	-	3,243	35,881
Adjusted Ebitda	8,880	(9)	(6,918)	(99)	(722)	1,382	9,342	3,200	(4,401)	(982)	-	(1,929)	7,744
Construction services revenue	(4,664)	-	-	-	(2,005)	-	(424)	-	(5,557)	-	-	-	(12,650)
Construction services cost	4,636	-	-	-	2,005	-	412	-	5,008	-	-	-	12,061
Adjusted Ebitda excluding Construction Services	8,852	(9)	(6,918)	(99)	(722)	1,382	9,330	3,200	(4,950)	(982)	-	(1,929)	7,155
Construction services revenue	4,664	-	-	-	2,005	-	424	-	5,557	-	-	-	12,650
Construction services cost	(4,636)	-	-	-	(2,005)	-	(412)	-	(5,008)	-	-	-	(12,061)
Adjusted Ebitda	8,880	(9)	(6,918)	(99)	(722)	1,382	9,342	3,200	(4,401)	(982)	-	(1,929)	7,744
Financial income													8,828
Financial loss													(15,271)
Inflation adjustment													1,237
Amortization and depreciation													(35,881)
Loss before income tax expense													(33,343)
Income tax													(22,101)
Loss for the period													(55,444)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the three-month period ended June 30, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue	3,342	-	774	-	480	-	675	1,229	1,494	-	-	-	7,994
Non-aeronautical revenue
Commercial revenue	28,936	53	5,206	-	2,846	3,751	1,569	1,289	1,450	-	(1,549)	11	43,562
Construction service revenue	19,159	-	-	-	4,551	-	278	4,670	1,455	-	-	-	30,113
Other revenue	-	-	-	-	-	-	-	-	58	-	(163)	163	58
Cost of services	(80,559)	(31)	(12,673)	-	(10,302)	(2,564)	(7,184)	(10,095)	(10,566)	-	1,512	(3,068)	(135,530)
Gross profit / (loss)	(29,122)	22	(6,693)	-	(2,425)	1,187	(4,662)	(2,907)	(6,109)	-	(200)	(2,894)	(53,803)
Selling, general and administrative expenses	(7,275)	(12)	(4,260)	(2)	(1,627)	(309)	(1,910)	(1,581)	(2,574)	-	93	(3,500)	(22,957)
Other operating income	904	-	64	-	94	23	7	-	-	-	-	-	1,092
Other operating expenses	(92)	(16)	6	-	(29)	-	(211)	(68)	(138)	-	107	-	(441)
Operating income / (loss)	(35,585)	(6)	(10,883)	(2)	(3,987)	901	(6,776)	(4,556)	(8,821)	-	-	(6,394)	(76,109)
Share of loss in associates	-	-	-	-	-	-	-	-	48	(3,463)	-	-	(3,415)
Amortization and depreciation	30,073	-	2,104	-	2,875	283	3,766	1,219	2,942	-	-	3,288	46,550
Adjusted Ebitda	(5,512)	(6)	(8,779)	(2)	(1,112)	1,184	(3,010)	(3,337)	(5,831)	(3,463)	-	(3,106)	(32,974)
Construction services revenue	(19,159)	-	-	-	(4,551)	-	(278)	(4,670)	(1,455)	-	-	-	(30,113)
Construction services cost	19,136	-	-	-	4,551	-	269	4,670	1,159	-	-	-	29,785
Adjusted Ebitda excluding Construction services	(5,535)	(6)	(8,779)	(2)	(1,112)	1,184	(3,019)	(3,337)	(6,127)	(3,463)	-	(3,106)	(33,302)
Construction services revenue	19,159	-	-	-	4,551	-	278	4,670	1,455	-	-	-	30,113
Construction services cost	(19,136)	-	-	-	(4,551)	-	(269)	(4,670)	(1,159)	-	-	-	(29,785)
Adjusted Ebitda	(5,512)	(6)	(8,779)	(2)	(1,112)	1,184	(3,010)	(3,337)	(5,831)	(3,463)	-	(3,106)	(32,974)
Financial income													8,692
Financial loss													(48,407)
Inflation adjustment													(3,200)
Amortization and depreciation													(46,550)
Loss before income tax expense													(122,439)
Income tax													46,653
Loss for the period													(75,786)

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the six-month period ended June 30, 2021 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue	35,142	-	8,853	-	3,876	-	15,657	18,564	7,720	-	-	-	89,812
Non-aeronautical revenue
Commercial revenue	90,478	89	15,166	-	8,039	8,376	13,847	7,677	6,653	-	(4,089)	906	147,142
Construction service revenue	29,163	-	-	-	2,517	-	478	752	8,658	-	-	-	41,568
Other revenue	-	-	-	-	9	-	-	-	568	-	(253)	253	577
Cost of services	(149,614)	(30)	(28,862)	-	(18,499)	(5,745)	(18,434)	(20,250)	(36,466)	-	3,548	(6,111)	(280,463)
Gross profit / (loss)	5,169	59	(4,843)	-	(4,058)	2,631	11,548	6,743	(12,867)	-	(794)	(4,952)	(1,364)
Selling, general and administrative expenses	(14,819)	(65)	(5,096)	(118)	(3,191)	(635)	(4,714)	(4,553)	(6,127)	-	794	(4,650)	(43,174)
Impairment loss of non-financial assets	-	-	-	-	-	-	-	-	(75)	-	-	-	(75)
Other operating income	3,384	-	(2,695)	-	76	15	40	3	808	-	-	-	1,631
Other operating expenses	(8,944)	-	(1,455)	-	(43)	(1)	(387)	(4)	-	-	-	(390)	(11,224)
Operating (loss)/ income	(15,210)	(6)	(14,089)	(118)	(7,216)	2,010	6,487	2,189	(18,261)	-	-	(9,992)	(54,206)
Share of loss in associates	-	-	-	-	-	-	-	-	91	(1,438)	-	-	(1,347)
Amortization and depreciation	35,430	-	4,794	-	6,213	508	6,917	3,770	6,110	-	-	6,526	70,268
Adjusted Ebitda	20,220	(6)	(9,295)	(118)	(1,003)	2,518	13,404	5,959	(12,060)	(1,438)	-	(3,466)	14,715
Construction services revenue	(29,163)	-	-	-	(2,517)	-	(478)	(752)	(8,658)	-	-	-	(41,568)
Construction services cost	29,110	-	-	-	2,517	-	464	752	7,691	-	-	-	40,534
Adjusted Ebitda excluding Construction Services	20,167	(6)	(9,295)	(118)	(1,003)	2,518	13,390	5,959	(13,027)	(1,438)	-	(3,466)	13,681
Construction services revenue	29,163	-	-	-	2,517	-	478	752	8,658	-	-	-	41,568
Construction services cost	(29,110)	-	-	-	(2,517)	-	(464)	(752)	(7,691)	-	-	-	(40,534)
Adjusted Ebitda	20,220	(6)	(9,295)	(118)	(1,003)	2,518	13,404	5,959	(12,060)	(1,438)	-	(3,466)	14,715
Financial income													16,024
Financial loss													(57,586)
Inflation adjustment													(3,455)
Amortization and depreciation													(70,268)
Loss before income tax expense													(100,570)
Income tax													(23,114)
Loss for the period													(123,684)

June 30, 2021 (Unaudited)
Current assets	112,488	85	31,206	56	15,212	5,959	50,456	25,927	95,480	-	(66,769)	173,278	443,378
Non-current assets	1,260,212	24	770,022	127	146,170	7,061	145,912	61,002	282,714	1,648	(917)	310,900	2,984,875
Capital Expenditure	29,163	-	694	-	2,600	1,149	755	753	12,180	-	-	-	47,294
Current liabilities	297,278	38	119,294	-	20,270	3,053	13,753	21,473	109,524	-	(66,324)	77,072	595,431
Non-current liabilities	504,593	-	959,085	-	60,950	3,125	54,368	22,624	156,444	-	(1,361)	346,431	2,106,259

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

3            Segment information (Cont.)

	Argentina		Brazil		Uruguay		Armenia	Ecuador	Italy	Perú
For the six-month period ended June 30, 2020 (Unaudited)	Airports	Others	Airports	Others	Airports	Others	Airports	Airports	Airports	Airports	Intrasegment Adjustments	Unallocated	Total
Aeronautical revenue	88,451	-	12,249	-	17,174	-	10,207	17,566	14,184	-	-	-	159,831
Non-aeronautical revenue
Commercial revenue	79,094	103	17,690	-	13,254	7,992	14,139	7,077	7,304	-	(3,360)	161	143,454
Construction service revenue	55,440	-	-	-	6,919	-	1,464	7,281	4,074	-	-	-	75,178
Other revenue	-	-	-	-	14	-	-	-	388	-	(1,359)	1,359	402
Cost of services	(217,712)	(40)	(33,307)	-	(24,878)	(5,547)	(23,251)	(26,616)	(33,102)	-	3,865	(6,347)	(366,935)
Gross profit / (loss)	5,273	63	(3,368)	-	12,483	2,445	2,559	5,308	(7,152)	-	(854)	(4,827)	11,930
Selling, general and administrative expenses	(21,518)	(75)	(8,258)	(28)	(5,401)	(685)	(4,658)	(5,399)	(5,563)	-	747	(5,989)	(56,827)
Impairment loss of non-financial assets	-	-	(4,490)	-	-	-	-	-	-	-	-	-	(4,490)
Other operating income	4,309	-	92	-	151	23	55	5	-	-	-	-	4,635
Other operating expenses	(234)	(16)	(22)	-	(49)	-	(398)	(74)	(167)	-	107	-	(853)
Operating income / (loss)	(12,170)	(28)	(16,046)	(28)	7,184	1,783	(2,442)	(160)	(12,882)	-	-	(10,816)	(45,605)
Share of loss in associates	-	-	-	-	-	-	-	-	48	(4,312)	-	-	(4,264)
Amortization and depreciation	62,261	-	4,751	-	5,730	555	7,538	2,416	5,911	-	-	6,787	95,949
Adjusted Ebitda	50,091	(28)	(11,295)	(28)	12,914	2,338	5,096	2,256	(6,923)	(4,312)	-	(4,029)	46,080
Construction services revenue	(55,440)	-	-	-	(6,919)	-	(1,464)	(7,281)	(4,074)	-	-	-	(75,178)
Construction services cost	55,363	-	-	-	6,919	-	1,422	7,281	3,325	-	-	-	74,310
Adjusted Ebitda excluding Construction services	50,014	(28)	(11,295)	(28)	12,914	2,338	5,054	2,256	(7,672)	(4,312)	-	(4,029)	45,212
Construction services revenue	55,440	-	-	-	6,919	-	1,464	7,281	4,074	-	-	-	75,178
Construction services cost	(55,363)	-	-	-	(6,919)	-	(1,422)	(7,281)	(3,325)	-	-	-	(74,310)
Adjusted Ebitda	50,091	(28)	(11,295)	(28)	12,914	2,338	5,096	2,256	(6,923)	(4,312)	-	(4,029)	46,080
Financial income													17,136
Financial loss													(101,854)
Inflation adjustment													(5,081)
Amortization and depreciation													(95,949)
Loss before income tax expense													(139,668)
Income tax													37,660
Loss for the period													(102,008)

December 31, 2020 (Audited)
Current assets	146,414	96	35,180	31	11,936	4,148	40,705	30,209	132,706	-	(65,395)	183,963	519,993
Non-current assets	1,170,598	21	756,448	122	149,871	6,420	144,745	64,580	274,620	3,081	(768)	315,920	2,885,658
Capital Expenditure	95,794	-	3,224	-	10,818	1,160	2,701	10,509	13,835	-	-	2	138,043
Current liabilities	273,173	40	103,756	1	20,578	2,608	4,046	27,544	117,787	-	(65,165)	68,186	552,554
Non-current liabilities	509,623	-	881,535	-	53,962	2,666	64,242	25,451	158,523	-	(998)	352,807	2,047,811

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

4          Revenue

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Aeronautical revenue	45,705	7,994	89,812	159,831
Non-aeronautical revenue
Commercial revenue	76,545	43,562	147,142	143,454
Construction service revenue	12,650	30,113	41,568	75,178
Other revenue	364	58	577	402
	135,264	81,727	279,099	378,865

Timing of revenue recognition
Over time	106,303	68,704	224,593	312,987
At a point in time	5,093	842	7,730	9,133
Revenues accounted for under IFRS 16	23,868	12,181	46,776	56,745
Revenue	135,264	81,727	279,099	378,865

5          Cost of services

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Salaries and social security contributions	(33,410)	(26,456)	(64,591)	(71,418)
Amortization and depreciation (2)	(33,797)	(44,267)	(66,048)	(91,256)
Construction services cost	(12,061)	(29,785)	(40,534)	(74,310)
Concession fees (1)	(20,726)	(9,903)	(39,914)	(46,694)
Maintenance expenses	(19,068)	(13,810)	(35,494)	(41,848)
Services and fees	(9,874)	(6,902)	(19,199)	(21,176)
Cost of fuel	(4,229)	(945)	(6,623)	(8,299)
Office expenses	(1,139)	(663)	(2,058)	(3,141)
Taxes	(660)	(692)	(1,439)	(4,473)
Provision for maintenance costs	(681)	(465)	(1,025)	(787)
Others	(1,755)	(1,642)	(3,538)	(3,533)
	(137,400)	(135,530)	(280,463)	(366,935)

(1) Includes depreciation for fixed concession assets fee of USD 8,155 as of June 30, 2021 (USD 8,734 as of June 30, 2020).

(2) Includes amortization of leases of USD 1,428 as of June 30, 2021 (USD 1,258 as of June 30, 2020).

6          Selling, general and administrative expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Services and fees	(6,937)	(5,659)	(13,610)	(13,831)
Taxes (1)	(5,165)	(3,467)	(9,848)	(12,277)
Salaries and social security contributions	(4,959)	(3,571)	(9,129)	(9,996)
Bad debts	(3,651)	(6,270)	(6,018)	(9,195)
Amortization and depreciation (2)	(2,084)	(2,283)	(4,220)	(4,693)
Insurance	(550)	(570)	(1,084)	(1,047)
Office expenses	(261)	(97)	(570)	(838)
Maintenance expenses	(136)	(216)	(241)	(1,215)
Advertising	(58)	(80)	(182)	(317)
Charter service	-	(80)	-	(215)
Bad debts recovery	1,879	74	4,047	154
Other	(1,511)	(738)	(2,319)	(3,357)
	(23,433)	(22,957)	(43,174)	(56,827)

(1) Mainly includes tax from taxes over bank transactions and tax on revenue.

(2) Includes amortization of leases of USD 473 as of June 30, 2021 (USD 304 as of June 30, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

7             Other operating results

7.1          Other operating income

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Government grant (*)	1,470	784	3,092	4,113
Government subsidies per Covid-19 context (**)	(2,936)	-	(2,936)	-
Other	1,359	308	1,475	522
	(107)	1,092	1,631	4,635

(*) Corresponds to government grant for the development of airport infrastructure in Group A (operated by AA2000) of the National Airport System. There are no unfulfilled conditions or other contingencies attaching to these grants.

(**) As stated in Note 8 of the Consolidated Financial Statements as of December 31, 2020, due to the impact generated by the pandemic, the Brazilian subsidiaries filed a claim for economic-financial re-equilibrium of its concession contracts. This was possible due to the Brazilian Government recognition that the Covid-19 pandemic is a case of "force majeure" or "fortuitous event" concluding that the loss from the impact of the pandemic is not part of the risks assumed by the private sector and must be compensated by the Federal Government. In view of this, Agência Nacional de Aviação Civil (“ANAC”) defined as a condition for this re-equilibrium the compensation according to the companies projected operational result in the scenario without pandemic.

In December 2020, the ANAC approved the extraordinary revision of the Concession Agreements of the Brasília and Natal Airport due to the damages caused by the Covid-19 pandemic in order to reconstitute its economic-financial balance considering a preliminary estimation as of year-end.

In June 2021, the final amount referring to the reconstitution for the year 2020 was determined, resulting in a reversal of USD 2,936 (USD 2,569 and USD 367 related to Brasilia and Natal airports respectively) compared to the amount that was initially estimated and recognized as an Other operating income as of December 31, 2020.

7.2          Other operating expenses

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Other operating loss (*)	(1,495)	(441)	(11,224)	(853)

(*) As of June 30, 2021, mainly includes Argentine legal proceedings as detailed in Note 15.a.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

8          Financial results, net

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Interest income	5,587	7,039	11,594	10,214
Foreign exchange income	479	541	729	2,724
Other financial income	2,762	1,112	3,701	4,198
Financial income	8,828	8,692	16,024	17,136

Interest expense	(30,284)	(17,013)	(59,870)	(39,569)
Foreign exchange expenses	39,484	(18,401)	53,094	(29,398)
Changes in liability for concessions	(22,171)	(7,642)	(46,217)	(23,593)
Other financial loss	(2,300)	(5,351)	(4,593)	(9,294)
Financial loss	(15,271)	(48,407)	(57,586)	(101,854)

Inflation adjustment	1,237	(3,200)	(3,455)	(5,081)
Inflation adjustment	1,237	(3,200)	(3,455)	(5,081)
Net financial results	(5,206)	(42,915)	(45,017)	(89,799)

9          Income tax

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Current income tax	(789)	13,550	(1,511)	98
Deferred income tax	(21,312)	33,103	(21,603)	37,562
	(22,101)	46,653	(23,114)	37,660

In June 2021, Law 27,630 was issued in Argentina, which sets gradual percentages over net income for the determination of the income tax. Both, current income tax and deferred income tax of Argentinean companies have been calculated considering these new percentages.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

10          Intangible assets, net

	Concession Assets	Goodwill	Patent, intellectual property rights and others	Total
Cost
Balances at January 1, 2021	3,855,479	5,733	23,489	3,884,701
Acquisition of business (Note 15.b)	-	4,501	663	5,164
Acquisitions	42,661	-	160	42,821
Impairment	(75)	-	-	(75)
Disposals	(18)	-	(348)	(366)
Transfer from property plant and equipment	14	-	-	14
Transfer to property, plant and equipment	(6)	-	-	(6)
Translation differences and inflation adjustment	200,004	(234)	(569)	199,201
	4,098,059	10,000	23,395	4,131,454
Depreciation
Accumulated at January 1, 2021	1,247,384	-	20,833	1,268,217
Depreciation of the period	71,650	-	422	72,072
Disposals	(4)	-	(348)	(352)
Transfer from property plant and equipment	11	-	-	11
Translation differences and inflation adjustment	66,109	-	(598)	65,511
	1,385,150	-	20,309	1,405,459
At June 30, 2021	2,712,909	10,000	3,086	2,725,995

Cost
Balances at January 1, 2020	4,057,431	55,506	21,326	4,134,263
Acquisitions	77,113	-	211	77,324
Impairment loss	(4,490)	-	-	(4,490)
Disposals	(61)	-	-	(61)
Transfer	(220)	-	220	-
Transfer to property, plant and equipment	(4)	-	-	(4)
Translation differences and inflation adjustment	(387,292)	(13,283)	(676)	(401,251)
	3,742,477	42,223	21,081	3,805,781
Depreciation
Accumulated at January 1, 2020	1,114,090	-	18,052	1,132,142
Depreciation of the period	97,688	-	568	98,256
Disposals	(61)	-	-	(61)
Translation differences and inflation adjustment	(63,685)	-	(170)	(63,855)
	1,148,032	-	18,450	1,166,482
At June 30, 2020	2,594,445	42,223	2,631	2,639,299

As of June 30, 2021 and 2020, the Group identified impairment indicators in its cash generating units across all of its business operational segments due to drastic measures undertaken by governments, such as flight restrictions and the closing of borders to contain Covid-19 spread.

Therefore, the Group performed impairment tests based on cash flow projections covering the remaining concessions periods (value in use), based on certain assumptions that required management judgment combined with historical information such as number of passenger, fees, future operating expenses and discount rate.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each cash-generating units (CGUs) of a subsidiary or group of subsidiaries that are expected to benefit from such business combination.

Impairment loss recognized in carrying amount of concession assets as of June 30, 2020, relates to Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) following an impairment test based on cash flow projections covering the remaining concession period of 21 years (value in use).

As of June 30, 2021, the recoverable amount of all defined CGU´s exceed their respective carrying amount.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

11          Cash and cash equivalents

	At June 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Cash to be deposited	317	310
Cash at banks	180,911	213,306
Time deposits	8,534	19,509
Other cash equivalents	20,522	47,906
	210,284	281,031

The Group operates with investment grade - financial institutions.

As of June 30, 2021 cash and cash equivalents includes restricted cash on deposit as collateral for a total amount of USD 964 (USD 1,142 as of December 31, 2020).

12          Borrowings

	At June 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Non-current
Bank and financial borrowings (**)	511,388	509,086
Notes (*)	587,346	619,321
	1,098,734	1,128,407
Current
Bank and financial borrowings (**)	161,177	155,251
Notes (*)	79,775	61,159
	240,952	216,410
Total Borrowings	1,339,686	1,344,817

Changes in borrowings during the period is as follows:

	For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	1,344,817	1,208,344
Loans obtained	90,879	44,071
Loans paid	(110,421)	(38,938)
Interest paid	(35,036)	(26,191)
Accrued interest for the period	53,151	38,158
Debt renegotiation expenses capitalization	(552)	(7,980)
Translation differences and inflation adjustment	(3,152)	(76,809)
Balances at the end of the period	1,339,686	1,140,655

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
At June 30, 2021 (1)	339,239	320,892	620,301	457,610	1,738,042
At December 31, 2020 (1)	286,353	307,722	641,191	514,575	1,749,841

(1) The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(*) Notes include the following as of June 30, 2021:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
Puerta del Sur S.A. (“PDS”)	Secured guarantee notes	April 2007	USD	87	October 2022	Fixed 7.75%	13.2
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015 and May 2020 (1)	USD	200	November 2032	Fixed 6.875%	198.6
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	70.1
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Senior secured guarantee notes	February 2017 and May 2020 (1)	USD	400	February 2027	Fixed 6.875%	345.2
	Class 2 Notes Series 2020	August 2020	USD (2)	40	August 2022	Fixed 0.00%	40
Total							667.1

(1)	A partial exchange of the notes initially issued was performed during 2020, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

(*) Notes include the following as of December 31. 2020:

Company	Note	Issuance	Currency	Nominal value (in millions of USD)	Maturity	Interest rate	Outstanding (in millions of USD)
Puerta del Sur S.A. (“PDS”)	Secured guarantee notes	April 2007	USD	87	October 2022	Fixed 7.75%	17.6
ACI Airport Sudamérica S.A.U. (“ACI”)	Senior secured guarantee notes	May 2015 and May 2020 (1)	USD	200	November 2032	Fixed 6.875%	191.7
Corporación América Italia S.p.A. (“CAI”)	Secured notes	January 2020	Euros	71.8	December 2024	Fixed 4.556%	73.8
Aeropuertos Argentina 2000 S.A. (“AA2000”)	Senior secured guarantee notes	February 2017 and May 2020 (1)	USD	400	February 2027	Fixed 6.875%	357.4
	Class 2 Notes Series 2020	August 2020	USD (2)	40	August 2022	Fixed 0.00%	40
Total							680.5

(1)	A partial exchange of the notes initially issued was performed during 2020, which is detailed below
(2)	These notes are dollar-linked, denominated in U.S. dollars but issued and paid in Argentine pesos

-	The main covenants regarding the secured guarantee notes of PDS are limitations on liens and encumbrances and compliance with certain financial ratios. PDS may be limited to declare, make or pay any dividends unless the debt coverage service ratio exceeds 1.7x and the indebtedness ratio is less than 3.0. PDS Notes are secured by a trust to which PDS has transferred the following sums: (a) the sum of funds which PDS has or has rights to for services offered in administration, construction, and maintenance of Carrasco Airport; (b) the sum of funds received from the duty-free store in Carrasco Airport; (c) the sum of funds received as a result of the permitted operation of the cargo terminal in Carrasco Airport; and (d) the sum of funds PDS has received or will have right to receive from the government or from a third party successor as a result of a management agreement, or as a consequence of the redemption, termination, mutual dissolution and/or resolution of the management agreement for whatever reason, this trust is only use in case of non-compliance with the Notes obligations.

On April 24, 2020, PDS signed an agreement modification of its 2007 notes to postpone installments from year 2021 to year 2022. The agreement also established a change in the debt service and dividends payment covenants for the 2020 measurement that will be 1.25x for both cases, and for the 2021 installment 1.4x.

-	The main covenants regarding the senior secured guarantee notes of ACI (“ACI Existing Notes”) are limitations on additional indebtedness, payment of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios. The holders of these notes benefit from a guarantee and a security package including the pledge of the shares in PDS and Cerealsur S.A., and certain accounts of Cerealsur and ACI. As of June 30, 2021 and December 31, 2020, they were guaranteed with a debt service reserve account of ACI and the funds contained therein. These notes are fully and unconditionally guaranteed by Cerealsur S.A.

On May 26, 2020, ACI issued USD 180.9 million aggregate principal amount of 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”) to repurchase and exchange 93.6% of the total original principal amount of the ACI Existing Notes obtaining consents to certain proposed amendments to the indenture governing the ACI Existing Notes and certain waivers. The main covenants and guarantees remain unchanged except for the incorporation of ACI’s shares pledge.

-	The main covenants on the secured notes of CAI are limitations to take additional indebtedness, make payments of dividends and other payments that are specifically restricted, selling assets as well as requiring compliance with certain financial ratios.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

The Italian Notes are secured by an economic first ranking pledge in respect of all the shares representing 100% of the share capital of CAI, 100% of the share capital of Dicasa Spain S.A.U. and the shares representing CAI’s holding in Toscana Aeroporti S.p.A.

-	The main covenants of the senior secured guarantee notes of AA2000 (“AA2000 Existing Notes”) require compliance with certain financial ratios as well as restriction to incur additional debt and limitations on the payments of dividends if any default, whether declared or not, has occurred. Notes issued by AA2000 are secured by a collateral assignment of fiduciary rights of certain revenue of AA2000.

On February 27, 2020, the ordinary general meeting of shareholders of AA2000 approved the creation of a Global Program for the issuance of Notes. The Prospectus project was approved in its terms and conditions by AA2000 Board of Directors on February 27, 2020. The aforementioned program establishes the issuance of simple Notes not convertible into shares with a principal value of up to USD 500 million, or its equivalent in other currencies, during a period of five years commencing on the date of approval of the Global Program by the Argentine Comisión Nacional de Valores (“CNV”). ie April 17, 2020.

On June 15, 2021 the ordinary general meeting of shareholders of AA2000 approved an increase of the amount of the Global Program for the issuance of Notes from USD 500 million to USD 1,500 million, or its equivalent in other currencies. On July 11, 2021 AA2000 obtained the approval for the increase from the CNV, which left unchanged the issuance period of five years from the date of the original approval.

On May 20, 2020 AA2000 issued USD 306 million aggregate principal amount of 6.875% Cash/9.375% PIK Class I Series 2020 Additional Senior Secured Notes due 2027 (the “Series 2020 Additional Notes”) in exchange of 86.73% of the total original principal amount of AA2000 Existing Notes and obtained consents to certain proposed amendments and waivers to the indenture governing AA2000 Existing Notes after completion of required conditions; the approval of ORSNA on April 24, 2020, issuing the Resolution No. 21/2020 pursuant to which the collateral assignment of revenue under AA2000 Existing Notes was extended to the Series 2020 Additional Notes in equal terms; and executing and delivering amendments to the 2019 Credit Facilities to provide for the effective deferral of payments of principal due thereunder on August 19, 2020 and November 19, 2020 that was satisfied on April 29, 2020. Accrued interest is capitalized quarterly. From May 1, 2021, the expiry date of the PIK Period, New Notes accrue interest at a rate of 6.875% per annum until their maturity date, payable quarterly. The main covenants and guarantees remain unchanged.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of June 30, 2021 significant bank and financial borrowings include the following:

						Outstanding
Company	Lender	Currency	Maturity	Interest Rate		(in millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	7.3	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	5.6
	BNDES	R$	September 2022	Fixed	2,50%	0.6
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.7
Inframerica Concessionaria do ,Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	231.5	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	USD	June 2022	Variable	CDI plus spread	3.1	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.2	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.2	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.1	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	6.4	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4,40%	1.0	D
	Scotiabank Uruguay	USD	February 2026	Fixed	4,30%	1.0	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4,30%	1.7	D
Toscana Aeroporti S.p.a.	MPS Servicio capital	Euro	June 2022	Variable	Euribor 6 month plus spread	2.3	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	22.3	D
	BPM	Euro	July 2021	Fixed	0,40%	4.2	D
	Unicredit	Euro	September 2021	Fixed	0,30%	10.1	D
	Unicredit	Euro	August 2021	Fixed	0,30%	1.2	D
	BNL	Euro	April 2022	Fixed	0,60%	5.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	100.8	D
	CREDEM	Euro	December 2021	Fixed	0,09%	1.2	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.2	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	August 2021	Fixed	0,48%	13.1	D
	Banca Intesa San Paolo	Euro	March 2022	Fixed	1,20%	13.1	D
Armenia International Airports C.J.S.C.	Ameriabank CJSC	USD	June 2024	Variable	Libor 6 month plus spread	30.2	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	33.5
	HSBC Bank Armenia CJSC	DRAM	June 2022	Fixed	5,50%	0.5	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.1	A
Aeropuertos Argentina 2000 S.A	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	1.5	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	47.7	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	7.4	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	8.2	A
	Onshore renegotiation	ARS	February 2023	Variable	BADCOR plus spread	8.9	A
	Onshore renegotiation	ARS	May 2022	Variable	BADCOR plus spread	9.7	A
	Citibank N.A. (5)	USD	February 2023	Variable	Libor plus spread	24.2	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	4.3	A
	Offshore renegotiation	ARS	December 2022	Variable	BADCOR plus spread	1.5	A
	Offshore renegotiation	ARS	May 2022	Variable	BADCOR plus spread	2.1	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	2.0	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2024	Fixed	5,10%	5.6	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.6
Puerta del Sur S.A.	Banco de la República Oriental del Uruguay	USD	March 2028	Fixed	3,59%	10.0	C
Other						0.3
Total						672.6

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

(**) As of December 31, 2020 significant bank and financial borrowings include the following:

Company	Lender	Currency	Maturity	Interest Rate		Outstanding (In millions of USD)	Capitalization(2)
Inframerica Concessionaria do Aeroporto Sao Goncalo do Amarante S.A.	BNDES	R$	September 2032	Variable	TJLP(1) plus spread	7.0	A
	BNDES	R$	June 2032	Variable	T.R. plus spread plus IPCA	1.8
	BNDES	R$	September 2032	Variable	T.R. plus spread plus IPCA	4.9
	BNDES	R$	September 2022	Fixed	2.50%	0.7
	BNDES	R$	July 2032	Variable	T.R. plus spread plus IPCA	2.4
Inframerica Concessionaria do Aeroporto de Brasilia S.A.	BNDES	R$	December 2033	Variable	TJLP(1) plus spread	221.4	A
	Bradesco	R$	July 2022	Variable	TJLP(1) plus spread	0.1	D
	Votorantim	R$	July 2021	Variable	CDI plus spread	3.5	C
Terminal Aeroportuaria de Guayaquil S.A	Banco Guayaquil SA	USD	February 2026	Variable	T.R.E.(3) plus spread	8.9	D
	Banco Guayaquil SA	USD	December 2025	Variable	T.R.E.(3) plus spread	3.5	D
	Banco Bolivariano CA	USD	December 2025	Variable	T.R.E.(3) plus spread	8.5	D
	Banco Bolivariano CA	USD	November 2024	Variable	T.R.E.(3) plus spread	7.3	D
Terminal de Cargas de Uruguay S.A.	Santander Uruguay	USD	April 2023	Fixed	4.25%	1.2	D
	Scotiabank Uruguay	USD	October 2024	Fixed	4.30%	1.9	D
Toscana Aeroporti S.p.A.	MPS Servicio Capital	Euro	June 2022	Variable	Euribor 6 month plus spread	3.5	B
	Banco de Innovación de Infraestructuras y Desarrollo	Euro	September 2027	Variable	Euribor 6 month plus spread	24.8	D
	BPM	Euro	January 2021	Fixed	0.30%	1.8	D
	Unicredit	Euro	March 2021	Fixed	0.30%	10.4	D
	Unicredit	Euro	February 2021	Fixed	0.30%	1.2	D
	BNL	Euro	April 2021	Fixed	0.50%	6.2	D
	CREDEM	Euro	February 2021	Fixed	0.09%	4.9	D
	ISP-SACE	Euro	September 2026	Variable	Euribor 3 month plus spread	103.5	D
	BPM	Euro	June 2023	Variable	Euribor 3 month plus spread	0.3	D
	BPM	Euro	June 2024	Variable	Euribor 3 month plus spread	0.4	D
	MPS Servicio capital	Euro	February 2021	Fixed	0.20%	12.3	D
	Banca Intesa San Paolo	Euro	February 2021	Fixed	0.15%	7.4	D
	Banca Intesa San Paolo	Euro	March 2021	Fixed	0.20%	6.2	D
Armenia International Airports C.J.S.C.	Ameriabank C.J.S.C.	USD	June 2024	Variable	Libor 6 month plus spread	29.8	B
		Euro	June 2024	Variable	Euribor 6 month plus spread	34.2
	HSBC Bank Armenia C.J.S.C.	Dram	June 2022	Fixed	11% (4)	0.8	D
Aeropuerto de Neuquén S.A.	Banco Macro	USD	August 2021	Variable	Libor plus spread	2.6	A
Aeropuertos Argentina 2000 S.A.	Banco de la Provincia de Buenos Aires	USD	July 2023	Fixed	7%	2.6	D
	Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U. and Banco Santander Río S.A. (5)	USD	August 2022	Fixed	9.75%	65.7	A
	Onshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	8.4	A
	Onshore renegotiation	ARS	November 2022	Variable	BADCOR plus spread	9.4	A
	Citibank N.A. (5)	USD	November 2022	Variable	Libor plus spread	29.3	A
	Offshore renegotiation	ARS	June 2022	Variable	BADCOR plus spread	5.0	A
	Banco Macro	USD	July 2021	Fixed	10%	10.2	B
Consorcio Aeropuertos Internacionales S.A.	Santander Uruguay	USD	April 2024	Fixed	5.1%	5.1	B
	Banco Itaú	USD	April 2025	Variable	Libor plus spread	5.1
Others						0.1
Total						664.3

(1) TJLP - Taxa de Juros de Longo Prazo (Brazilian Long term interest rate)

IPCA: corresponds to the Brazilian Consumer Price index)

(2)   A - Secured/guaranteed

B – Secured/unguaranteed

C – Unsecured/guaranteed

D - Unsecured/unguaranteed

R$ - Brazilian Reales

(3) T.R.E - Tasa Referencial Ecuador (Ecuadorian reference interest rate)

(4) Effective interest rate is 5.5% as 50% of interest rate is subsidized by Armenian Government

(5) Comprises loans with Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia and Buenos Aires S.A.U., Banco Santander Río S.A. (“the onshore credit facility”) and Citibank N.A. (“the offshore credit facility”).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. (“ICASGA”) and the Banco Nacional do Desenvolvimento Economico e Social (“BNDES”) is secured by the pledge of the shares of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A, together with any dividends and distributions in connection therewith, as well as the fiduciary assignment of rights arising under the Natal Airport concession agreement and certain letters of guarantees issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. for an amount of USD 6.1 million which was released during 2018. It also establishes a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. dividends if exceeding 25% of net profits.

The Credit Facility Agreement between Inframerica Concessionária do Aeroporto de Brasilia (“ICAB”) and BNDES is secured by the pledge of Inframérica Concessionária do Aeroporto de Brasilia and Inframerica Participaçoes S.A. shares, the fiduciary assignment of rights arising under the Brasilia airport concession agreement and letters of guarantee issued by indirect shareholders and affiliates of Inframerica Concessionária do Aeroporto de Brasilia. It also establishes under certain circumstances a required pre-authorization by BNDES on payments of Inframerica Concessionária do Aeroporto de Brasilia dividends if exceeding 25% of net profits and compliance of certain financial ratios.

During 2017 and 2018 ICAB and ICASGA entered into amendments and extension agreements with BNDES with respect to the above loans in the case of ICASGA including an early repayment of a large part of the original debt and in the case of ICAB including the extension of the final maturity and an increasing of the amount available under the credit facility.

In connection with such amendments and extension agreements, ACI Airports S.à r.l. and CAAP have agreed not to create any encumbrances on their shares in Inframerica, and not to sell, acquire, merge or spin-off assets or undertake any other action that results or that may result in a change in the current corporate structure of Inframerica or any change of control in Inframerica, without the prior consent of BNDES. ACI Airports S.à r.l. has agreed not to undertake any change of control in CAAP without the prior consent of BNDES. In addition, ACI Airports S.à r.l. has agreed to maintain a minimum credit rating of at least B- (the “Minimum Rating”) or a stand-alone rating (without including the sovereign rating) of at least BB+. The amendment and extension agreements also require additional security equivalent to the amount of twenty-four months of debt service for at least a two-year period (in the form of a bank guaranty, letter of credit, guaranty insurance or other acceptable modalities of guarantee), if the Minimum Rating is not maintained for any annual testing period. As of June 30, 2020, the Minimum Rating was not achieved and ICAB and ICASGA requested BNDES to provide a waiver regarding this obligation. Nevertheless, non-compliance with the Minimum Rating does not constitute an event of default under the agreements but additional security would be required. As of June 30, 2021, BNDES has authorized extensions of the term to meet the obligation for additional security or for obtaining a waiver from BNDES to September 13, 2021.

On May 25, 2021, ICAB cancelled an existing loan in R$ and entered into a new loan in USD with Banco Votorantim S.A. – Bahamas Branch for an amount of USD 3 million due in June 2022. This loan was secured with a guarantee signed by Banco Votorantim S.A. Brazil with ICAB (“Contrato de Prestaçao de Garantía”). This guarantee agreement, dated May 25, 2021, was in turn secured by a guarantee letter issued by CAAP for a total amount of USD 3 million or its equivalent in Brazilian Real which cannot be lower than R$ 16.2 million-plus interest. Further payments of the loan are protected from the exposure to U.S. dollars exchange rate fluctuation with a cash flow swap derivative with Banco Votorantim S.A. Brazil.

-	On December 15, 2015 Armenia International Airports C.J.S.C. entered into a senior secured dual-currency facility agreement with Credit Suisse AG (and other banks) for a principal amount up to USD 160 million, which is secured by the collateral assignment of all present and future rights arising under the Armenian Concession Agreement and other related agreement, a pledge over all present and future bank accounts, a pledge over certain movable and immoveable assets related to the Zvartnots Airport and the pledge of Armenia International Airports C.J.S.C. shares.

According to the loan agreement Armenia International Airports C.J.S.C. is restricted in distribution of dividends, has to maintain debt to EBITDA, Debt service coverage and adjusted debt service coverage ratios. According to this agreement, these ratios must be met as of June 30 and December 31 of each year the loan is outstanding. The June 30, 2021, observation was postpone to December 31, 2021.

On December 23, 2020, AIA changed its facility agent from Credit Suisse AG to Ameriabank C.J.S.C. and re-structured the terms of the debt, including the maturity date (which was pushed to June 25, 2024) and additional clauses that modify some of the original restrictions and covenants.

As of June 30, 2021, Armenia International Airports C.J.S.C. pledged cash held in bank accounts for USD 37,932 (USD 28,780 at December 31, 2020) and all intangible assets and property and equipment for a total of USD 143,390 (USD 142,384 at December 31, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	Toscana Aeroporti S.p.A. (“TA”), pursuant to the loan agreement with Banco de Innovación de Infraestructuras y Desarrollo/ MPS Servicio capital is required to comply with certain financial ratios. Additionally, the loan agreement requires a minimum amount of € 1 million to be made available and deposited in a current account pledged as security.

On November 6, 2020, € 85 million of proceeds were disbursed to TA under a loan signed with a pool of leading financial institutions comprising Intesa Sanpaolo and BNL-BNP Paribas. The loan is 90% backed by SACE guarantees pursuant to the provisions of Decree-Law No. 23/2020 within the framework of the programme “Garanzia Italia”, an Italian guarantee scheme intended to support Italian companies affected by the Covid-19 crisis. The loan has a term of six years, with a two-year grace period and TA is required to comply with certain financial covenants and restrictions.

-	Aeropuerto de Neuquén S.A. (“ANSA”) loan with Banco Macro is secured with a guarantee letter of Corporación América S.A. In addition, ANSA entered into an assignment of collection rights agreement in favor of Banco Macro.

-	On August 9, 2019, AA2000 entered into two credit facility agreements: (a) the onshore credit facility agreement, by and among AA2000, as borrower, Banco Galicia and Buenos Aires S.A.U., Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) and Banco Santander Río S.A., as lenders (collectively, the “Lenders”), Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of USD 85 million and (b) the offshore credit facility agreement, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank N.A., as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of USD 35 million (collectively, the “2019 Credit Facilities”).

The term for the credit facility agreements was thirty-six months as from the borrowing date. The principal amount under the credit facility agreements has to be repaid in nine quarterly equal and regular installments, the first one being payable twelve months from the borrowing date, and bears interests: (i) regarding the onshore credit facility agreement, at a fixed rate of 9.75% p.a.; (ii) regarding the offshore credit facility agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an interest rate of a 5.5% p.a. plus (c) any applicable withholding tax.

To secure its obligations under the two credit facility agreements, pursuant to the Argentine Collateral Trust Agreement dated August 9, 2019 (under Argentine law), AA2000 transferred and assigned to the collateral trustee, acting on behalf of the Trust, for the benefit of the Lenders, acting as the beneficiaries, all: (a) rights, title and interest in, to and under each payment of the cargo airport charges payable by the user of such services in connection with all proceeds derived from export and import services carried out by Terminal de Cargas Argentina (a business unit of AA2000); and (b) any residual amount that AA2000 could be entitled to receive pursuant to article 11.4 of the collateral trust agreement dated January 17, 2017, entered into AA2000 and Citibank, in respect of the rights to receive payment in the event of a termination, expropriation or redemption of the concession agreement entered by and between the National Government and AA2000 on February 9, 1998 and approved by Decree No. 163/1998; including the right to receive and withhold all the payments pursuant to them and any other produced by them, assigned in trust to secure the Existing Notes issued by AA2000.

On April 29, 2020, AA2000 entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”) and the Lenders, in order to, among other things, effectively defer principal payments of the 2019 Credit Facilities. The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to USD 13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

Additionally, under the Framework Agreement, AA2000 signed bilateral contracts with each of the financial institutions and signed an amendment to the aforementioned agreement where the obligation to comply with certain ratios foreseen in the 2019 Credit Facilities has been waived.

On August 19, 2020, AA2000 obtained four loans for a total amount of ARS 987 million (ARS 288 million corresponding to Citibank N.A. loan installment) to pay the installment of the renegotiated 2019 Credit Facilities agreement due in August that will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in November 2020 for a total amount of USD 2.3 million, which will be fully repaid on November 19, 2022. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 125 million that will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

Additionally, AA2000 obtained three loans for the total amount of ARS 778 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in November, 40% of them will be paid in four equal and consecutive quarterly installments beginning on September 19, 2021 and the remaining 60% will be paid in full on November 19, 2022.

On February 19, 2021, AA2000 extended 60% of the 2019 Credit Facilities installment corresponding to Citibank N.A. due in February 2021 for a total amount of USD 2.3 million, which will be fully repaid on February 19, 2023. For the remaining 40% AA2000 obtained a loan for a total amount of ARS 139 million that will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022.

Additionally, AA2000 obtained three loans for the total amount of ARS 843 million to pay the installment of the renegotiated 2019 Credit Facilities agreement due in February 2021, 40% of them will be paid in four equal and consecutive quarterly installments beginning on March 19, 2022 and the remaining 60% will be paid in full on February 19, 2023.

All these loans in ARS accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 5% per annum.

On May 17, 2021, AA2000 agreed the modification of the repayment scheme of the principal payments of the Offshore Loan due in May, August and November 2021 for a total of USD 11.7 million, this amount will be payable in 6 equal installments due in May, June, August, September, November and December 2021.

On May 17, 2021, AA2000 entered into four agreements with Citibank Argentina and the Lenders, in order to, defer principal payments of the 2019 Credit Facilities by granting ARS denominated loans. The agreements with the Lenders effectively grant ARS denominated loans to be disbursed on May, August and November 2021 allowing to defer payments of principal, for a total amount of USD 28.3 million. Such deferred amounts will be effectively payable in quarterly installments beginning in May 2022 and ending in November 2022. Additionally, the agreement with Citibank Argentina grant ARS denominated loans to be disbursed in May, June, August, September, November and December 2021 allowing to defer payments of principal due for an amount of USD 11.7 million. Such deferred amounts will be effectively payable by AA2000 in May, June, August, September, November and December 2022.

On May 19, 2021, AA2000 obtained three loans for a total amount of ARS 891 million to pay the installment of the renegotiated Onshore Loan agreement with the Lenders due in May, that will be paid in full on May 19, 2022 and accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate (“BADCOR”) plus an applicable margin of 10% per annum.

On May 19, 2021 and June 1, 2021, AA2000 obtained two loans for a total amount of ARS 368 million to pay the installments of the renegotiated Offshore Loan due in May and June, that will be paid twelve months after each disbursement and accrue quarterly interest at a variable rate equivalent to the higher of the (i) BADLAR rate; or (ii) the interest rate of the passive repo transactions for the BCRA at a 1-day term plus an applicable margin of 12.00% per annum.

On January 21, 2020, AA2000 obtained a loan of USD 10 million with Banco Macro payable in 180 days at a nominal annual rate of 6%. On May 11, 2020, AA2000 agreed to reschedule the loan extending its term to July 24, 2021 with an annual compensatory rate of 10%, subject to the payment of interest due on July 24, 2020 and a guarantee assignment of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. On July 24, 2020, AA2000 cancelled the interest due on its USD 10 million loan with Banco Macro and the ORSNA issued Resolution No. 49/2020 authorizing the assignment of credits as a guarantee.

-	Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”), pursuant to the credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. is required to comply with certain financial ratios as well as certain restrictions. Assignment of certain revenues has been given to secure the aforementioned credit facilities.

C.A.I.S.A. has completed the refinancing of its credit facilities with Banco Santander S.A. and Banco Itaú Uruguay S.A. Main conditions include the reduction of the total amount available under the credit facilities, the extension of the term, the modification of certain restrictions, the provision that debt service installments begin on April 30, 2022 and the change of interest rate from variable to fixed (in the case of Banco Itaú Uruguay S.A. loan only).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

12            Borrowings (Cont.)

-	On April 16, 2021, PDS obtained a loan of USD 10 million with Banco de la República Oriental del Uruguay (BROU) payable on 60 monthly installments starting on April 2023. This loan is secured by a guarantee issued by CAAP and by a stand by letter issued by Morgan Stanley Private Bank, National Association for USD 1,500,000 guaranteed by Corporación America Sudamericana S.A.

Negotiations with lenders for the approval of temporary waivers of compliance, when and where necessary, are ongoing to avoid any risk of an event of default under pending facilities entered into by Group entities.

In general, waivers obtained mainly include an exemption from the requirements to comply with ratios provided for in the borrowing agreements and changes to the method for calculating ratios. However, some conditions may apply while the waivers are in force such as ensuring minimum cash balances, delivering additional information to noteholders or financial institutions or the inability to pay dividends.

13            Other liabilities

	At June 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Non-current
Concession fee payable (1)	712,552	655,221
Advances from customers	15,274	15,469
Provisions for legal claims (4)	9,083	4,251
Provision for maintenance costs (2)	17,718	17,081
Other taxes payable	1,019	1,139
Employee benefit obligation (3)	8,421	8,694
Salary payable	801	721
Other liabilities with related parties (Note 16)	1,442	1,398
Other payables	23,054	24,772
	789,364	728,746

Current
Concession fee payable (1)	119,810	86,483
Other taxes payable	15,476	23,033
Salary payable	25,289	22,061
Other liabilities with related parties (Note 16)	10,065	7,143
Advances from customers	4,889	4,522
Provision for maintenance costs (2)	3,300	10,114
Expenses provisions	1,739	2,018
Provision for legal claims (4)	3,092	932
Other payables	37,541	24,507
	221,201	180,813

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

Maturity of the other liabilities is as follows:

	1 year or less	1 - 2 years	2 - 5 years	Over 5 years	Total
At June 30, 2021	219,891	93,781	244,628	1,389,297	1,947,597
At December 31, 2020	180,934	106,290	239,243	1,730,532	2,256,999

(1) The most significant amounts included in the concession fee payable are generated by the concession agreement between The Brazilian National Civil Aviation Agency – ANAC and Inframérica Concessionária do Aeroporto de Brasilia S.A. and Inframérica Concessionária do Aeroportode São Gonçalo do Amarante S.A.

Changes in the period of the concession fee payable is as follows:

	For the six -month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	741,704	897,671
Financial result	49,453	23,593
Re-equilibrium compensation reversal	2,569	-
Other	1,145	-
Concession fees	31,759	37,960
Payments	(19,295)	(53,748)
Translation differences and inflation adjustment	25,027	(227,812)
Balances at the end of the period	832,362	677,664

(2) Changes in the period of the provision for maintenance costs is as follows:

	For the six -month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	27,195	28,921
Accrual of the period	1,025	1,139
Use of the provision	(6,604)	(4,340)
Translation differences and inflation adjustment	(598)	(142)
Balances at the end of the period	21,018	25,578

(3) Changes in the period of the provision for employee benefits is as follows:

	For the six -month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	8,694	8,079
Contributions	456	-
Actuarial gain/loss (in other comprehensive income)	(315)	6
Interest for services	-	157
Service cost	216	49
Amounts paid in the period	(409)	(220)
Translation differences and inflation adjustment	(221)	(23)
Balances at the end of the period	8,421	8,048

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

13            Other liabilities (Cont.)

(4) Changes in the period of the provision for legal claims is as follows:

	For the six -month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Balances at the beginning of the period	5,183	6,478
Accrual of the period (Note 15.a)	7,973	692
Use of the provision	(192)	(1,638)
Translation differences and inflation adjustment	(789)	(957)
Balances at the end of the period	12,175	4,575

14            Equity

a) Management share compensation plan and treasury shares

On March 12, 2021, 590,000 shares, already assigned and fully vested as of December 31, 2020, were delivered to the eligible executives and key employees.

b) Other comprehensive income

The movements of the reserve of other comprehensive income for the period of the owners of the Company is as follows:

	Currency translation adjustments	Remeasurement of defined benefit obligations (*)	Share of other comprehensive income from associates	Income tax effect (*)	Transfer from shareholders equity – currency translation differences	Total
Balances at January 1, 2021	(439,407)	92	(41,267)	(39)	63,402	(417,219)
Other comprehensive income / (loss) for the period	31,958	134	(171)	(32)	-	31,889
For the period ended June 30, 2021	(407,449)	226	(41,438)	(71)	63,402	(385,330)

Balances at January 1, 2020	(414,777)	198	(40,726)	(63)	63,402	(391,966)
Other comprehensive income / (loss) for the period	(21,052)	(2)	(421)	1	-	(21,474)
For the period ended June 30, 2020	(435,829)	196	(41,147)	(62)	63,402	(413,440)

(*) Income tax relating to OCI amounts to measurement of defined benefit obligations. The movement was recognized as other comprehensive income of other reserves.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits

a. Contingencies

CAAP and its subsidiaries are, from time to time, subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings are subject to substantial uncertainties. Accordingly, the potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration the Group’s litigation and settlement strategies.

The Group believes that the aggregate provisions recorded for losses in these financial statements, are adequate based upon currently available information.

Conflict with Aerolíneas Argentina S.A (“ARSA”)

On February 2, 2021 ARSA sent a document to AA2000, which contained a proposal of debt acknowledgment for the amounts owed until March 31, 2020 (ARS 120.6 million and USD 36.5 million). In the aforementioned document, ARSA proposed a payment plan in 72 monthly, equal and consecutive installments payable as from January 5, 2023. On February 4, 2021 AA2000 accepted the proposal.

AA2000 and ARSA continue in negotiations to reconcile the remaining outstanding debt.

AA2000 legal proceeding with the Asociación de Superficiarios de la Patagonia (“ASSUPA”).

A “General Remediation Agreement” was entered into with ASSUPA, under which the execution of airport-specific improvement and renovation works was agreed. It was also agreed that these remediation works will be funded out of the “Trust Fund for Funding Infrastructure Works in airports under the AA2000 Concession Agreement (2.5%)”.

In connection with the civil action filed by ASSUPA, on April 15, 2021, a specific agreement was signed for the improvement and renovation works at Ezeiza airport.

The agreements entered into with ASSUPA were submitted to the ORSNA for approval and subsequent homologation in court.

In addition, an agreement covering the fees of ASSUPA´s legal counsel and technical experts has also been signed. The result of this agreement was recognized as of June 30, 2021 and was included in Other operating expenses line.

AA2000 civil proceedings

On March 29, 2021 a judgement was issued by the Ezeiza´s Paz Court admitting a claim initiated by the Municipalidad de Ezeiza in connection to AA2000´s default in the payment of the aeronautic fees due for the period 2020. The amount involved in this proceeding is roughly USD 800. As of the date of these Condensed Consolidated Interim Financial Statements, ongoing negotiations are taking place in order to cancel the debt.

Ecuadorian Tax Proceedings

The Ecuadorian tax authority (Servicio de Rentas Internas del Ecuador, “SRI”) determined that Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) has to pay roughly USD 3.2 million in connection with differences established by the SRI for the 2017 withholding tax determination. The request for a nullity resolution against this determination was submitted by TAGSA on April 27, 2021.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Aeropuertos Ecológicos de Galápagos S.A. (“Ecogal”) civil proceedings

A civil claim was filled by a supplier against Ecogal for an amount of USD 650 alleging Ecogal’s breach of contract due to the non-payment of performed construction works.

The claim was answered on June 23, 2021 by Ecogal and the parties are currently waiting for the Court to determine further steps.

There are no other lawsuits or legal proceedings different from the ones included in the Consolidated Financial Statements for the year ended December 31, 2020, except for the above-mentioned.

b. Commitments

Acquisition of Cemes Aeroporti S.r.l. and formation of Toscana Aeroporti Costruzioni S.r.l.

On January 26, 2021, Toscana Aeroporti S.p.A. (“TA”) signed an agreement to acquire a 51% stake in Cemes Aeroporti S.r.l., a recently-formed company operating in the construction sector, which has concurrently changed its corporate name to Toscana Aeroporti Costruzioni S.r.l. (“TAC”). This transaction was accounted for using the acquisition method since the Group acquired control over TAC which was therefore fully consolidated from the date on which control was exercised. This acquisition was made with a view to facilitating the necessary works for the planned infrastructural development at the Florence and Pisa airports committed to by TA.

The consideration for the transaction amounts to € 4.5 million, payable in five annual installments until December 31, 2025. In addition, the agreement between the parties envisages a call option exercisable by TA during the period between January 1, 2024 and July 1, 2024, to acquire a further 19% stake in TAC for a pre-set consideration of € 2.2 million. The transaction does not entail any contracts for the assumption of debt or assignment of receivables.

Net identifiable assets arising from the acquisition was € 1 million, including cash and cash equivalents for a total amount of € 8 (approximately USD 10). TA has elected to recognize non-controlling interests in the acquired entity at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets at the time of the acquisition.

The fair value of the consideration reflects the net present value of the consideration paid in installments for the purchase. Goodwill for an amount of € 3.7 million (approximately USD 4.5 million) was recognized. This goodwill is not tax deductible.

Aeropuertos del Neuquén S.A. concession update

On March 4, 2021 a letter of intent was signed with the government of the province laying the framework under which the commission for the renegotiation of the concession contract can make a definitive proposal under the Act of Adequacy and Contractual Renegotiation.

Re-equilibrium request of Inframerica Concessionária do Aeroporto de Brasilia

On May 20, 2021 ICAB filed a second claim before the Brazilian ANAC in the total amount of R$ 2,045 billion (equivalent to USD 409 million), requesting the economic re-equilibrium under the Brasilia Concession Agreement based on the losses and cost incurred in connection with the COVID-19 pandemic. The amount is based on the projection of loss of income and drastic reduction of revenues due to the pandemic for the duration of the whole Concession Agreement.

There are no new commitments or significant changes related to the concession agreements in the current period from the ones included in the Consolidated Financial Statements for the year ended December 31, 2020, except for the above-mentioned.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

15            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

c. Restrictions to the distribution of profits and payment of dividends

As of June 30, 2021 and December 31, 2020, equity as defined under Luxembourg laws and regulations consisted of:

	At June 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Share capital	163,223	163,223
Share premium	183,430	183,430
Reserve for own shares	5,012	6,145
Legal reserve	1,081	176
Free distributable reserves	378,910	378,910
Non-distributable reserves	1,353,016	1,351,883
Retained earnings	(56,097)	(60,392)
Total equity in accordance with Luxembourg law	2,028,575	2,023,375

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to a legal reserve equivalent to 10% of the Company’s share capital. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg laws and regulations.

16            Related party balances and transactions

Corporación América Airports S.A. is controlled by ACI Airports S.à r.l., which is controlled by ACI Holding S.à r.l., which is controlled by Corporación America International S.à r.l., Luxembourg’s companies.

Corporación América International S.à r.l. is controlled by Southern Cone Foundation (CAAP`s ultimate parent company), a foundation created under the laws of Liechtenstein, having its corporate domicile in Vaduz. The foundation's purpose is to manage its assets through the decisions adopted by its independent board of directors. The potential beneficiaries of this foundation are members of the Eurnekian family and religious, charitable and educational institutions.

Transactions and balances with “Associates” are those carried out with entities over which CAAP exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances with related parties, which are not associates and are not consolidated are disclosed as “Other related parties”.

The Group receives services from related parties, such as internal audit, management control, financial assistance, technology outsourcing services and construction services.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

16            Related party balances and transactions (Cont.)

Summary of balances with related parties are:

	At June 30, 2021 (Unaudited)	At December 31, 2020 (Audited)
Year-end balances

(a) Arising from sales / purchases of goods / other
Trade receivables with associates	1,704	1,579
Trade receivables with other related parties	1,269	845
Other receivables with associates	659	658
Other receivables with other related parties	8,928	8,850
Other financial assets with associates	2,609	2,609
Other financial assets with other related parties	14,522	14,135
Trade payables to other related parties	(2,467)	(3,945)
	27,224	24,731
(b) Other liabilities
Other liabilities to other related parties	(11,507)	(8,541)
	(11,507)	(8,541)
(c) Other balances
Cash and cash equivalents in other related parties	16,806	11,776
	16,806	11,776

	For the three-month period ended June 30,		For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)	2021 (Unaudited)	2020 (Unaudited)
Transactions
Aeronautical/Commercial revenue	1,215	812	2,293	2,507
Fees	(1,438)	(1,521)	(2,765)	(3,572)
Interest accruals	173	173	347	363
Acquisition of goods and services	(2,514)	(832)	(4,308)	(4,665)
Others	(1,079)	(895)	(2,135)	(2,136)

The Group leases buildings to other related parties which are recognized under the scope of IFRS 16 and accounted in Lease liabilities line for an amount of USD 5,819 as of June 30, 2021 (USD 6,937 as of December 31, 2020). Additionally, the Group has variable equipment leases with other related parties that are excluded from the lease liability according to IFRS 16. Transactions related to those leases are included in Acquisition of goods and services line for an amount of USD 2,882 as of June 30, 2021 (USD 2,063 as of June 30, 2020).

Remunerations received by the Group’s key staff amounted to approximately 1.67% of total remunerations accrued at June 30, 2021 (2.33% as of June 30, 2020).

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

17            Cash flow disclosures

	For the six -month period ended June 30,
Changes in working capital	2021 (Unaudited)	2020 (Unaudited)
Other receivables and credits	20,244	35,697
Inventories	(377)	648
Other liabilities	(20,550)	(50,223)
	(683)	(13,878)

The most significant non-cash transactions are detailed below:

	For the six-month period ended June 30,
	2021 (Unaudited)	2020 (Unaudited)
Intangible assets acquisition with an increase in Lease liabilities	(421)	(3,204)
Right-of-use asset initial recognition with an increase in Lease liabilities	-	(79)
Dividends not paid	-	(1)
Income tax paid with tax certificates	-	(1,227)

18            Fair value measurement of financial instruments

According to the classification included in Note 3 B of the Consolidated Financial Statements as of December 31, 2020, the Group categorizes its financial instruments as assets and liabilities at amortized cost and fair value through profit or loss.

For the majority of instruments at amortized cost, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Significant differences were identified for the following instruments at June 30, 2021:

	Fair value	Carrying amount
Trust funds	61,940	55,706
Long-term borrowings	1,351,091	1,339,868

19            Subsequent events

Consorcio Aeropuertos Internacionales S.A. (“C.A.I.S.A.”) restoration of economic and financial equilibrium

On July 20, 2021 the Uruguayan Government and C.A.I.S.A. began negotiations in order to amend the terms of the existing concession contract related to the concession of Laguna del Sauce´s international airport, with the objective of setting a new schedule of investments as well as to restore the economic and financial equilibrium due to Covid-19 pandemic impact.

Consorcio Aeropuertos Internacionales S.A. and Puerta del Sur S.A. – tax benefits

On July 30, 2021 the Uruguayan Government issued a decree granting tax benefits to airport operators that perform investments earmarked for the construction, exploitation, remodeling, expansion and maintenance of national and international airports. The main benefits are exemptions on wealth tax and import duties and taxes, as well as value added tax´s refunds, related to the investments performed. Moreover, the operators are benefited by the exemption on a percentage of income tax which could not exceed the amount invested and a 90% of the income tax to be paid on an annual basis.

Corporación América Airports S.A. Condensed Consolidated Interim Financial Statements for the three and six-month period ended June 30, 2021 and 2020 (amounts in thousands of U.S. dollars except share data or as otherwise indicated).

19            Subsequent events (Cont.)

Terminal Aeroportuaria de Guayaquil S.A. (“TAGSA”) restoration of economic and financial equilibrium

As reported in Note 26.b of the Consolidated Financial Statements as of December 31, 2020, TAGSA requested to the Airport Authority of Guayaquil (“AAG”) the restoration of economic and financial equilibrium. On July 20, 2021 TAGSA, AAG and the Municipality of Guayaquil entered into an agreement resolving, among others, to extend the concession of the Guayaquil airport for additional two years, i.e. until July 27, 2031, and to reduce the annual concession fee to be paid in 2021 from 55.25% to 53.66%. From 2022 and until the economic and financial equilibrium is met, the concession fee to be paid will be 50.25%.

AA2000 - conflict with Aerolíneas Argentina S.A (“ARSA”)

Following the acceptance by AA2000 of the payment plan submitted by ARSA, as stated in Note 15, on July 21, 2021, AA2000 sent a proposal to the corresponding authority in order to apply this credit against debts held with Fideicomiso de Fortalecimiento del Sistema Nacional de Aeropuertos.

AA2000 is still negotiating with ORSNA the way in which the assigned credits will be applied, to become effective once countersigned by the Ministry of Transportation.

AA2000 and ARSA continue in negotiations to reconcile the remaining outstanding debt.

AA2000 – reschedule of loan

On July 29, 2021 AA2000 and Banco Macro agreed on a new payment arrangement plan, to three equal installments of capital and payments of interests to be performed on July, October and December 2022, with an annual compensatory rate of 7.75%. The loan’s guarantee of the future receivables for air station usage fees (for domestic flights) to be collected from Aerolíneas Argentinas S.A. is still in force and it will so remain until full payment of the loan.

AA2000 – debt recognition and schedule of payment

On July 28, 2021 AA2000 recognized a debt with a supplier amounting to € 8.6 million (equivalent to USD 10.2 million) and agreed to pay the outstanding amount, plus an annual interest rate of 3% in quarterly installments beginning in March 2022 and ending in March 2024. This commitment has been guaranteed by CAAP through a surety bond agreement.

Toscana Aeroporti S.p.A.

On July 26, 2021 the European Commission approved, under the terms of the European Union law, an Italian grant of € 800 million to compensate airports and handling operators for losses caused by travel restrictions that Italy and other countries implemented in order to contain Covid 19 infections.

On July 26, 2021 Resolution N° 752 was issued confirming the contribution of € 10 million to TA included in Note 8 of the Consolidated Financial Statements as of December 31, 2020 and mandating the corresponding sector of the Direzione Attività Produttive to take the necessary actions to implement the disbursement. On August 16, 2021, the contribution was collected by TA.

There are no other subsequent events that could significantly affect the Group´s financial position as of June 30, 2021.